Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR SEPTEMBER 15, 2009
(Calgary, August 20, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its September 15, 2009 cash distribution will be Cdn $0.10 per trust unit. The distribution is net of amounts withheld to partially finance capital expenditures and preserve financial flexibility. The ex-distribution date is August 27, 2009. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of August 31, 2009.
The distribution of Cdn $0.10 per trust unit is equivalent to approximately U.S. $0.09191 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9191. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of July 2009. Cash distributions paid over the past 12 months now total Cdn $1.84 per trust unit or approximately U.S. $1.57 per trust unit.
PENGROWTH CORPORATION
James S. Kinnear
Chairman and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
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